FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 30, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit      Description

No. 1        RNS Announcement, re: Holding(s) in Company dated January 30, 2004

British Energy plc

Disclosure of interest in shares under Section 198

On 29 January 2004, British Energy was advised that as of 28 January 2004 Appaloosa Investment Limited Partnership (AILP) and Palomino Fund Limited ("Palomino") advised British Energy ("The Company") that they held interests in 15,108,666 (2.43%) and 13,237,702 (2.13%) ordinary shares respectively based on an issued share capital of 620,362,444.

An agreement to acquire interests in British Energy exists between AILP and Palomino and as a result AILP has an interest pursuant to Section 204 of the Companies Act 1985 in the Palomino shares and Palomino has an interest pursuant to Section 204 of the Companies Act 1985 in the AILP shares. AILP and Palomino therefore each have a notifiable interest in 28,346,368 (4.56%) ordinary shares ("the Relevant Shares") of the Company.

Under Section 203 of the Companies Act 1985 the managing entity of AILP, Appaloosa Management Limited Partnership ("AMLP") has a notifiable interest in the Relevant Shares. The managing entity of AMLP is Appaloosa Partners Inc ("Appaloosa Inc") which pursuant to Section 203 of the Companies Act 1985 has a notifiable interest in the Relevant Shares. Appaloosa Inc and Palomino are controlled by David Tepper who has a notifiable interest in the Relevant shares. The address of each of AILP, Palomino, AMLP, Appaloosa Inc, and David Tepper is 26 Main Street, Chatham, New Jersey, USA.



Contacts

Media Enquiries     Andrew Dowler (Financial Dynamics)     020 7831 3113

Investor Relations  Paul Heward                            01355 262201

Find this News Release on our web site: www.british-energy.com





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 30, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations